Filed by Instinet Group Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933

                           Commission File No.: 000-32717
                           Subject Company: Island Holding Company, Inc.


The following press release was issued by Instinet Group Incorporated after the close of trading on July 22, 2002:


FOR IMMEDIATE RELEASE
---------------------

Investor Relations:                              Media Relations:
John Pitt                                        Calvin Mitchell
Instinet Group Incorporated                      Instinet Group Incorporated
212 310 7264                                     212 310 7520
john.pitt@instinet.com                           calvin.mitchell@instinet.com


                 INSTINET ANNOUNCES SECOND QUARTER 2002 RESULTS

NEW YORK, July 22, 2002 - Instinet Group Incorporated (Nasdaq: INET) today announced a net loss of $59.9 million, or $0.24 per share, for the second quarter ended June 30, 2002, compared to a net profit of $40.7 million, or $0.18 per share, for the second quarter of 2001. Excluding net investment results, restructuring costs and results from discontinued operations and the related tax effects, the pro forma operating loss in the second quarter was $1.5 million, or $0.01 per share.

"During the second quarter, Instinet continued to position itself for long-term growth and profitability," said Mark Nienstedt, Acting President & CEO, and Chief Financial Officer, Instinet Group Incorporated. "We made significant gains in Nasdaq trading volume. We met our first-half cost-reduction target, and our product development and deployment remained on schedule. In addition, we agreed to acquire Island ECN, a significant transaction which is expected to deliver expanded liquidity and significant cost synergies for the long-term benefit of our customers and shareholders."


Business Summary

     o Customers executed 19.2 billion U.S. equity shares through Instinet in the second quarter of 2002 compared with 15.2 billion shares executed in the previous quarter, and 21.4 billion executed in the second quarter of 2001. U.S. equity shares executed during the second quarter of 2002 consisted of 16.1 billion Nasdaq-listed shares and 3.1 billion exchange-listed shares.
     o Instinet's share of Nasdaq-listed volume was 13.9% in the second quarter compared to 11.0% in the previous quarter and 15.3% in the second quarter of 2001. Our share of total U.S. equity volume was 8.6% in the second quarter versus 7.2% previously and 10.2% in the year-ago quarter. Instinet's share of total U.S. equity volume grew each month during the second quarter, reaching 9.1% in June.
     o The company met or exceeded its quarterly goals in developing and deploying new front-end trading applications, trading functionality and connectivity upgrades.
     o Instinet's fixed income service ceased operations on May 3, resulting in a net decrease in our annual fixed costs of $39 million compared with the previous quarter, and $43 million compared to the second quarter of 2001.
     o The company's annualized fixed-cost base relating to continuing operations was $651 million in the second quarter, down $54 million from the previous quarter and $228 million from the year-ago quarter, primarily due to a 31% decline in headcount to 1,559 at quarter-end versus 2,244 (including 132 fixed income personnel) a year ago. (The fixed-cost base excludes non-recurring expenses -- restructuring charges and the cumulative effect of accounting changes -- and variable costs, including soft dollar and commission recapture, brokerage, clearing and exchange fees, and broker-dealer rebates.)


Financial Performance

Revenues
--------

Total revenues from continuing operations for the second quarter were $268.7 million, down 32% from the second quarter of 2001, and substantially unchanged from the previous quarter.

Transaction fees for the second quarter were $269.9 million, down 29% from $378.9 million in the comparable period in 2001. Net of soft dollar and commission recapture expenses, and broker-dealer rebates, second quarter transaction fees declined 13% from the first quarter of 2002 and 44% from the second quarter of 2001.

Net revenue from U.S. equity transactions decreased 16% from the prior quarter with a 27% increase in shares traded on Instinet being offset by a 35% decrease in average pricing. The decline in average pricing resulted from lower rates for U.S. broker-dealer customers following the significant price reduction Instinet initiated for this group in March 2002. Its effects were reflected in full for the first time in the second quarter, when the average U.S. broker-dealer price fell 52% to 14 cents per 100 shares from 29 cents per 100 shares in the first quarter of 2002.

Instinet's business mix continued to change, with U.S. broker-dealer net transaction revenues from U.S. equities representing approximately 21% of total net transaction revenues in the second quarter compared to 28% in the first quarter of 2002, and 44% in the year-ago quarter. This shift was largely due to the broker-dealer rate-card changes Instinet implemented in the first quarter. Buy-side institutions trading U.S. equities made up approximately 52% of total net transaction revenues in the second quarter versus 49% in the previous quarter and 40% in the comparable period in 2001.

Net revenue from non-U.S. equities increased 2% from the previous quarter, and made up 22% of the total, compared to 19% in the prior quarter and 15% a year earlier.

Interest income for the second quarter was $12.0 million, up 34% from the previous quarter and 7% from the comparable period in 2001. During the quarter, Instinet recorded a net investment loss of $13.2 million, resulting from a write-down in the carrying value of some of the company's non-public investments and a decline in the quoted value of some of the company's investments in certain non-U.S. stock exchanges.

Expenses
--------

Instinet's total expenses from continuing operations for the second quarter were $326.1 million. Excluding restructuring charges, expenses were down approximately 5% from the previous quarter, and 9% year-over-year. Further excluding soft dollar and commission recapture expenses, and broker-dealer rebates (costs directly related to transactions), expenses were down 8% from the previous quarter and 23% from the year-ago quarter.

The following cost lines decreased from the prior quarter:

     o Compensation and benefits expense was $71.0 million, down 18% from the previous quarter, and 37% from the previous year, reflecting lower staff levels and lower levels of discretionary incentive compensation.
     o Communications and equipment expense was $29.2 million, down 12% from the previous quarter and 31% from the year-ago quarter, due to successful efforts to gain network and systems efficiencies.
     o Brokerage, clearing and exchange fees were $33.8 million, down 8% from the prior quarter and 7% from the first quarter of 2001, reflecting the decrease in net transaction fees.
     o Depreciation and amortization was $17.9 million, down 6% from the previous quarter and 9% from the previous year, due to lower levels of capital spending.

The following cost lines showed increases over the prior quarter:

     o Soft dollar and commission recapture expenses rose 15% from the previous quarter and 14% from the previous year to $61.7 million, reflecting strong sales activity by Instinet subsidiary Lynch, Jones & Ryan, and strength in the soft dollar business generally.
     o Professional fees increased 32% to $6.6 million from unusually low levels in the prior quarter, reflecting the impact of legal and other advisory costs. However, professional fees were 26% below their level in the second quarter of 2001.
     o Marketing and business development costs grew by $4.1 million to $7.5 million from the previous quarter, due to the effect of certain one-time costs. However, marketing and business development costs were 12% below their year-ago level.
     o Broker-dealer rebates increased to $25.5 million from $3.3 million in the previous quarter, reflecting the first full-quarter impact of the revised broker-dealer pricing plan implemented in March 2002.
     o Other costs increased 8% from the previous quarter, and 24% from the year-ago quarter, to $16.9 million.

Overall, Instinet met its first-half cost-reduction target. As previously announced, the cost-reduction program was intended to reduce fixed operating costs by reducing staff levels and related occupancy costs, improving system and network efficiencies, and restructuring non-core businesses.

"We reached our cost-saving goals primarily through headcount reduction," Nienstedt said. "By the end of the quarter, our staff had fallen by 31%, or 685 people, from the year before. Most of that reduction occurred in the first half of 2002. The decrease included 132 staff members in our fixed income business, which ceased operations in May. We expect to see additional decreases in our cost base in the second half of 2002 as the full impact of our cost-reduction program is reflected."

In the second quarter, Instinet incurred a pre-tax restructuring charge of $42.4 million in connection with its cost-reduction program.


Business Review

Instinet's average daily share volume in Nasdaq-listed stocks rose 26% in the second quarter from the previous quarter, while overall market volume in Nasdaq-listed stocks was essentially flat, leading to an increase in Instinet's share of Nasdaq volume to 13.9% from 11.0%. Instinet's U.S. broker-dealer customer group accounted for a significant portion of these gains.

"The business environment remains extremely challenging," said Jean-Marc Bouhelier, Chief Operating Officer, Instinet Group Incorporated, "but we are seeing early signs of improvement. We continue to implement our core strategy of aligning with our customer groups, delivering new product, and reducing our cost base. The implementation of our strategy remains on schedule, and we believe it will continue to improve the profitability of our operations."

Other important operating achievements during the quarter included:

     o Instinet Trading Portal, the new core trading application, successfully moved from beta testing into production. By the end of the quarter, Portal was deployed at over 175 client sites, many with multiple site licenses. Instinet expects to have more than 300 clients using Portal by year-end, more than double its original target.
     o NewportTM (patent-pending), Instinet's patent-pending global program-trading solution, was being used by 10 major clients in the U.S. and Europe by the end of the quarter, primarily multinational banks and global index fund managers. Newport's development team is targeting an additional 40-50 client-site installations by year-end. In addition, Newport is used actively on Instinet's own program-trading desk to trade portfolios on behalf of clients.
     o Instinet continued its program to convert its FIX clients to its new Direct-FIX technology. This upgrade combines faster connectivity with richer trading functionality than its predecessor, and is more cost-effective to Instinet. During the second quarter, the company exceeded its conversion goals for clients and third-party vendors. It has now converted more than two-thirds of its FIX client base, and expects to have completed the entire conversion process by the end of the year, ahead of its original schedule.
     o The company continued to innovate its trading functionality to enhance the trader's ability to execute large share blocks cost-efficiently. Instinet's newest initiative in this area is 'targeted orders'. Scheduled for deployment in the third quarter of 2002, this functionality is designed to help traders with a block order identify potential counterparties for the order, and negotiate directly with them, without diminishing their ability to expose the order anonymously to the market as a whole.


Island ECN

As previously announced on June 10, Instinet entered into a definitive agreement to acquire Island ECN. This transaction is expected to deliver significant synergies from expanded liquidity and from cost-savings in clearing, technology, facilities and administration. Subject to successful completion of the transaction, the company expects to pay a one-time special cash dividend of $1.00 per share to Instinet stockholders of record as of a date prior to closing. Upon closing, Island's stockholders will own approximately 25% of Instinet common stock on a fully diluted basis. The transaction, which is subject to customary closing conditions, including regulatory approvals, is expected to close in the second half of 2002.


Outlook

Commenting on Instinet's outlook, Nienstedt said: "We have made substantial changes to our product and service offerings during the first six months of this year. We have focused our efforts along customer lines and significantly cut our cost base. We have negotiated a strategic acquisition to bring further benefits to our customers. We have significantly improved our competitive position compared with both existing and anticipated alternatives. I believe we are now positioned for profitable operations at current business levels."


Webcast

Instinet will webcast a conference call to discuss its second quarter results at 5:00 p.m. New York time today at http://www.investor.instinet.com. A transcript of the call will be available at the same address following the call.


About Instinet

Instinet, through affiliates, is the largest global electronic agency securities broker and has been providing investors with electronic trading solutions for more than 30 years. Our services enable buyers and sellers worldwide to trade securities directly and anonymously with each other, have the opportunity to gain price improvement for their trades and lower their overall trading costs. Through our electronic platforms, our customers also can access over 40 securities markets throughout the world, including Nasdaq, the NYSE and stock exchanges in Frankfurt, Hong Kong, London, Paris, Sydney, Tokyo, Toronto and Zurich. We also provide our customers with access to research generated by us and by third parties, as well as various informational and decision-making tools. Unlike most traditional broker-dealers, we act solely as an agent for our customers and do not trade securities for our own account or maintain inventories of securities for sale.

                                      # # #


This press release is for information purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security.

(C) 2002 Instinet Corporation and its affiliated companies. All rights reserved. Lynch, Jones & Ryan, Inc. is a wholly owned subsidiary of Instinet Corporation, both members NASD/SIPC. INSTINET, the INSTINET Mark, the Instinet Trading Portal and Newport are service marks in the United States and in other countries throughout the world. Approved for distribution in the UK by Instinet Europe Limited, which is regulated by the FSA and a member of the LSE. Instinet Europe Limited and Instinet Corporation (member NASD/SIPC) are subsidiaries of Instinet Group Incorporated.

It is expected that Instinet will file a registration statement and other relevant documents concerning the proposed acquisition of Island ECN (the "Transaction") with the U.S. Securities and Exchange Commission and will mail an information statement to shareholders of Instinet and a prospectus to shareholders of Island. ISLAND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION. Investors will be able to obtain these documents free of charge at the Commission's website (www.sec.gov) or from Instinet by directing such requests to: Instinet Group Incorporated, 3 Times Square, New York, New York 10036, Attention:
Investor Relations (tel.: (212) 310-4595).

This news release includes certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed or implied by the statements. In particular, statements regarding the consummation of the Transaction are subject to risks that the closing conditions to the Transaction will not be satisfied, including the risk that regulatory approvals will not be obtained, or that tax-free treatment for US purposes for the Instinet shares to be received by the shareholders of Island cannot be achieved. In addition, statements regarding the expected benefits of the Transaction are subject to the risk that expected synergies will not be achieved, risks related to the integration of the companies' operations, and to the general risks associated with the companies' businesses, including those described in Instinet's filings with the SEC, including Instinet's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, under the heading `Certain Factors that May Affect Our Business', and other documents filed with the SEC and available on Instinet's website at www.instinet.com. Certain information regarding Nasdaq trading volumes is also included in Instinet's Form 10-K and on Instinet's website. The registration statement, when it becomes available, will contain additional information regarding Island and the risks associated with its businesses. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Instinet does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

Instinet Group Incorporated

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

(unaudited)

                                                                         Three months ended      Pct Chg
                                                                       --------------------
                                                                       Jun 30,     Jun 30,      inc/(decr)
                                                                          2002        2001
                                                                      ----------  ----------
REVENUES
Transaction fees                                                        $269,933     378,891         (28.8) %
Interest                                                                  11,958      11,199           6.8
Investments                                                              (13,181)      3,689          n.m.
                                                                      ----------  ----------
     Total revenues                                                      268,710     393,779        (31.8)


EXPENSES
Compensation and benefits                                                 70,989     112,735         (37.0)
Communications and equipment                                              29,187      42,560         (31.4)
Soft dollar and com mission recapture                                     61,738      54,228          13.8
Brokerage, clearing and exchange fees                                     33,767      36,185          (6.7)
Depreciation and amortization                                             17,930      19,669          (8.8)
Professional fees                                                          6,646       9,012         (26.3)
Occupancy                                                                 13,595      13,796          (1.5)
Marketing and business development                                         7,480       8,477         (11.8)
Broker-dealer rebates                                                     25,503           -           -
Other                                                                     16,852      13,545          24.4
Restructuring                                                             42,410           -             -
                                                                      ----------  ----------
      Total expenses                                                     326,097     310,207           5.1
                                                                      ----------  ----------


lncome/(Ioss) from continuing operations before income taxes
   and discontinued operations                                           (57,387)     83,572
Income tax provision/(benefit)                                           (14,117)     36,198
                                                                      ----------  ----------
lncome/(loss) from continuing operations                                 (43,270)     47,374
Discontinued operations:
   Loss from operations of fixed income business                         (23,581)    (10,841)
   Income tax benefit                                                      6,946       4,197
                                                                      ----------  ----------
     Net income/(Ioss)                                                 $ (59,905)     40,730
                                                                      ==========  ==========

Earnings/(loss) per share- basic and diluted:
    lncome/(loss) from continuing operations                           $   (0.17)   $   0.21
    Discontinued operations:
     Loss from operations of fixed income business                         (0.10)     (0.05)
     Income tax benefit                                                     0.03       0.02
                                                                      ----------  ----------
     Net income/(loss)                                                 $   (0.24)    $ 0.18
                                                                      ==========  ==========


Weighted average shares outstanding - basic                              248,739     222,675          11.7
Weighted average shares outstanding - diluted                            248,771     223,122          11.5

Instinet Group Incorporated

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

(unaudited)

                                                                                 Six months ended          Pct Chg
                                                                            --------------------------
                                                                            Jun 30, 2002   Jun 30, 2001  inc/(decr)
                                                                            ------------   ------------
REVENUES
Transaction fees                                                            $   535,814    $   793,387       (32.5)%
Interest                                                                         20,892         23,480       (11.0)
Investments                                                                     (18,895)         5,901         n.m.
     Total revenues                                                             537,811        822,768       (34.6)


EXPENSES
Compensation and benefits                                                       157,207        237,532       (33.8)
Communications and equipment                                                     62,496         86,191       (27.5)
Soft dollar and commission recapture                                            115,329        110,281         4.6
Brokerage, clearing and exchange fees                                            70,448         72,575        (2.9)
Depreciation and amortization                                                    37,053         38,279        (3.2)
Professional fees                                                                11,664         24,025       (51.5)
Occupancy                                                                        27,147         23,907        13.6
Marketing and business development                                               10,887         18,561       (41.3)
Broker Dealer Rebates                                                            28,794         -             -
Other                                                                            32,526         26,480        22.8
Restructuring                                                                    57,440                       -
                                                                            ------------   ------------
    Total expenses                                                              610,991        637,831        (4.2)
                                                                            ------------   ------------


Income/(loss) from continuing operations before income taxes, discontinued
   operations and the cumulative effect of change in accounting principle       (73,180)       184,937
Income tax provision/(benefit)                                                  (19,820)        79,863
                                                                            ------------   ------------
Income/(loss) from continuing operations before discontinued operations
   and the cumulative effect of change in accounting principle                  (53,360)       105,074
Discontinued operations:
   Loss from operations of fixed income business                                (33,356)       (22,727)
   income tax benefit                                                            10,770          8,491
                                                                            ------------   ------------
Income /(loss) before cumulative effect of change in accounting principle       (75,946)        90,838
Cumulative effect of change in accounting principle, net of tax                 (18,642)        -
                                                                            ------------   ------------
       Net income/(loss)                                                    $   (94,588)   $    90,838
                                                                            ============   ============

Earnings/(loss) per share - basic and diluted:
   Income/(loss) from continuing operations before income taxes, discontinued
     operations and the cumulative effect of change in accounting           $     (0.22)   $      0.49
principle
   Discontinued operations:
     Loss from operations of fixed income business                                (0.13)         (0.11)
     Income tax benefit                                                            0.04           0.04
                                                                            ------------   ------------
   Income/(loss) before cumulative effect of change in accounting                 (0.31)          0.42
principle
   Cumulative effect of change in accounting principle, net of tax                (0.07)          -
                                                                            ------------   ------------
     Net income/(loss)                                                      $     (0.38)   $      0.42
                                                                            ============   ============
Weighted average shares outstanding - basic                                     248,735        214,831        15.8
Weighted average shares outstanding - diluted                                   248,813        215,060        15 7

Instinet Group Incorporated
KEY STATISTICAL INFORMATION
The following table presents key transaction volume information, as well as certain other operating information.

                                                                                                 Pct Chg--inc/(decr)
                                                                                                --------------------
                                                                   Three months ended           June 30 2002 versus:
                                                            ------------------------------
                                                            Jun 30     Mar 31       Jun 30       Mar 31      Jun 30
                                                             2002       2002         2001         2002        2001
                                                          --------    -------     --------     ---------    ---------

Net transaction fees from US equities (thousands)(1)      $140,212   $166,773     $273,268       (15.9)      (48.7)%
Net transaction fees from non-US equities (thousands)(1)   $39,942    $39,217      $48,811         1.8       (18.2)
                                                          --------    -------     --------
Total net equity transaction fees (thousands)(1)          $180,154   $205,990     $322,079       (12.5)      (44.1)
                                                          --------    -------     --------

Total U.S. market share volume (millions)(2)(3)            224,527    212,113      208,858         5.9         7.5
Our total U.S. market share volume (millions)(2)            19,221     15,160       21,389        26.8       (10.1)
Our percentage of total U.S. market share volume(2)(3)        8.6%       7.2%        10.2%
                                                          --------    -------     --------

Total U.S. Nasdaq-listed share volume (millions)(3)        116,114    109,243      122,928         6.3        (5.5)
Instinet's U.S. Nasdaq-listed share volume (millions)       16,149     12,043       18,776        34.1       (14.0)
Instinet's percentage of total U.S. Nasdaq-listed share
volume(3)                                                    13.9%      11.0%        15.3%
                                                          --------    -------     --------

Total U.S. exchange-listed share volume (millions)         108,413    102,870       85,931         5.4        26.2
Instinet's U.S. exchange-listed share volume (millions)      3,072      3,117        2,613        (1.4)       17.6
Instinet's percentage of total U.S. exchange-listed
share volume                                                  2.8%       3.0%         3.0%
                                                          --------    -------     --------

Our U.S. equity transaction volume (thousands)              27,000     18,953       27,208        42.5        (0.8)
Our international equity transaction volume (thousands)      1,955      1,957        1,622        (0.1)       20.5
                                                          --------    -------     --------
Our total equity transaction volume (thousands)             28,955     20,910       28,830        38.5         0.4
                                                          --------    -------     --------

Our average U.S. equity transaction size (shares per
transaction)                                                   712        800          786       (11.0)       (9.4)
Our average equity transactions per day (thousands)            422        349          457        20.9        (7.8)
                                                          --------    -------     --------

Full time employees at period end                            1,559      1,937        2,244       (19.5)      (30.5)
                                                          --------    -------     --------

1. Net equity transaction fees exclude revenues direct ly related to "Soft Dollar and Commission Recapture" and "Broker-dealer Rebates", and thus do not represent U.S. GAAP.

2. U.S. shares consist of shares of U.S. exchange-list ed and Nasdaq-quoted stocks. For a description of how we calculate our Nasdaq volumes, see "Management's Discussion and An alysis of Financial Condition and Results of Operations-- Key Statistical Information-- Nasdaq Volume Calculations" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

3. Prior amounts may be restated due to updates in volumes from Nasdaq.